                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2006

                        Commission File Number 333-101591

                          GERDAU AMERISTEEL CORPORATION

                       4221 Boy Scout Boulevard, Suite 600
                                 Tampa, Florida
                                      33607

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F       Form 40-F   X
                                   -----           -----

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                                -----

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                                -----

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934.

                               Yes       No   X
                                   -----    -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

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                                  EXHIBIT LIST

Exhibit   Description
-------   -----------
  99.1    Annual Report for the fiscal year ended December 31, 2005
  99.2    Form of Proxy
  99.3    Notice of Annual and Special Meeting of Shareholders and
          Management Information Circular

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2006

                                        GERDAU AMERISTEEL CORPORATION


                                        By: /s/ Robert E. Lewis
                                            ------------------------------------
                                        Name: Robert E. Lewis
                                        Title: Vice-President, General Counsel
                                               and Corporate Secretary